TABLE OF CONTENTS



Financial Highlights                                                 1

Corporate Profile                                                    1

Letter to Shareholders                                               2

Selected Financial Data                                              3

Management's Discussion and
Analysis of Results of Operations and Financial Condition            4

Audited Financial Statements                                Appendix A

Investor Information                                        Appendix B






FINANCIAL HIGHLIGHTS

                                                              Percent
Years Ended June 30,                      2002         2001    Change

Total revenue                      $15,208,577  $22,249,130      (31%)
Net income                          ($261,903)     $240,979     (208%)
Basic earnings per share                 (.18)          .17     (206%)
Earnings per share assuming              (.18)          .14     (228%)
dilution
Working capital                     $1,689,262   $1,758,431       (3%)
Stockholders' equity                $2,040,379   $2,302,282      (11%)
Closing market price per common           $.80        $1.25      (36%)
share
(Average of bid and ask)
Return on equity                      (12.06%)       11.08%     (208%)
Return on assets                       (2.11%)        1.55%     (193%)









CORPORATE PROFILE

Oakridge Holdings, Inc. is a Minnesota Corporation organized on March 6, 1961. Through two wholly owned subsidiaries, Oakridge Cemetery (Hillside), Inc. and Glen Oak Cemetery Company, the Company operates two adjacent cemeteries near Hillside, Illinois, used for the intern of human remains. The cemetery operations of the Company are discussed on a consolidated basis. The Company makes no functional distinction between the two cemeteries, except where noted.

The combined cemeteries have 176.7 total acres of which 12.8 are used for interior roads and other improvements leaving 163.9 acres with 137,000 burial plots, of which 33,049 remain in inventory. The cemeteries have two mausoleums with 975 niches and 3,190 crypts of which 138 niches and 328 crypts remain in inventory. Cook and Dupage Counties in Illinois serve as the principal market for the Company's services.

The Company estimates that it has an inventory of cemetery and mausoleum spaces representing a 23 to 31 year supply, based on the maintenance of current sale levels. This inventory is considered adequate, and the Company does not currently plan on adding to it.

On June 29, 1998, the Company, through Stinar HG Inc., a Minnesota corporation and wholly owned subsidiary of the Company, purchased substantially all the assets (including the right to use the name of the seller) and assumed substantially all of the liabilities of Stinar Corporation, a Minnesota corporation ("Seller").

Principal products of Stinar include the following: truck-mounted stairways and push stairs for loading aircraft; lavatory trucks and carts, water trucks, bobtails and carts, and catering trucks for servicing aircraft; cabin cleaning trucks, maintenance hi-lifts, and turbo oilers for maintaining aircraft; and other custom-built aviation ground support equipment used by airports, airlines and the military. Stinar also provides limited service and repairs on equipment it sells and equipment purchased from other vendors.












4810 - 120th Street West, Apple Valley, MN 55124-8628
Telephone: (952) 994-7651      Fax: (651) 454-5143



To Our Shareholders,

Fiscal year 2002 was a truly a harsh year, with day after day of bad economic news, brought about by the terrorist acts of September 11, 2001. These acts let to a worldwide general sales decline in aviation business served by Stinar operations and also contributed to the lack luster consumer spending at the cemetery operations.

Fiscal year 2002 was not without achievements; we reduced selling expenses $88,141, and general and administrative expenses $587,940, for a company total $676,081. This was achieved by a mass reduction in the labor force of Stinar operations. But the greatest achievement was the overall attitude by employees to reduce expenses and to work with less, plus an attitude to work harder and longer during difficult times.

Our strategic plan for the both the Cemetery and Stinar operations has drastically changed due to the economic downturn. Stinar operations will continue to build aviation ground support equipment worldwide but will also provide more services to the airline industry in regards to repair and maintenance of equipment. Cemetery operations will continue its strategic plan but with more direction on sales packages, continued reduction of expenses and greater relationships with the community and funeral directors.

Fiscal year 2002 was a year of great challenges in which the company met those challenges head on and survived the tough times. But we also believe fiscal year 2003 will be just as tough and we are ready again to meet the challenge and constantly change the way we do business.

I would like to thank the shareholders for their continued faith in the company, and the employees who through their efforts will lead us out of the tough economic times.




/s/ Robert C. Harvey

Robert C. Harvey
Chairman and Chief Executive Officer




SELECTED FINANCIAL DATA

                               6/30/02      6/30/01      6/30/00      6/30/99     6/30/98
Total assets                   $9,124,753   $15,593,030  $14,754,933  $8,232,020  $9,509,303
Long-term obligations          $2,767,217   $2,652,241   $3,406,838   $3,044,075  $3,123,833
Total revenue                  $15,208,577  $22,249,130  $13,392,862  $12,409,032 $2,550,709
Income (loss) from continuing  ($437,903)   $407,979     $413,975     $670,157    $181,926
operations before income taxes
and cumulative effect of
change in accounting principle
Net income (loss)              ($261,903)   $240,979     $273,975     $488,157    $129,926
Basic net income (loss) per    ($.18)       $.17         $.20         $.36        $.10
common share
Basic net income (loss) per    ($.18)       $.14         $.16         $.29        $.09
common share assuming dilution
Cash dividends declared per    $     -      $     -      $     -      $     -     $     -
share of common stock
Return on equity               (208%)       11%          15%          33%         12%
Book value per share           $1.43        $1.61        $1.47        $1.28       $.92
Closing stock price            $.80         $1.25        $2.00        $3.15       $2.25



                               6/30/97      6/30/96      6/30/95      6/30/94     6/30/93
Total assets                   $2,682,918   $2,613,437   $3,125,595   $2,350,132  $1,515,185
Long-term obligations          $689,528     $989,065     $1,315,485   $301,103    $441,987
Total revenue                  $2,344,988   $2,378,109   $2,349,345   $2,103,021  $2,243,461
Income (loss) from continuing  $297,432     $244,495     $295,149     $171,402    ($15,804)
operations before income taxes
and cumulative effect of
change in accounting principle
Net income (loss)              $214,432     $174,495     $190,512     $678,588    ($15,804
Basic net income (loss) per    $.16         $.13         $.09         $.35        $.17
common share
Basic net income (loss) per    $.16         $.12         $.09         $.35        ($.01)
common share assuming dilution
Cash dividends declared per    $     -      $     -      $     -      $     -     $     -
share of common stock
Return on equity               24%          19%          18%          14%         (4%)
Book value per share           $.77         $.60         $.65         $.58        $.17
Closing stock price            $.64         $.98         $.43         $.50        $.09











MANAGEMENT'S DISCUSSION
AND ANALYISIS OF OPERATIONS AND FINANCIAL CONDITION



                      RESULTS OF OPERATONS

                Net Income and Earnings Per Share

Net loss for 2002 was $261,903, a decrease of 208% compared with net income of $240,979 for 2001. Net income for the last ten years has continued to alternate from a high of $488,157 in 1999 to a low of a loss in fiscal year 2002 of $261,903. The net loss in fiscal year 2002 was due to the operating subsidiary Stinar Corporation and the downturn in the airline industry. The net loss was due to the cyclical nature of the airline business caused by the terrorist act of September 11, 2001 and the recession in the world economy. This caused the world commercial airline carriers to curtail purchases of capital equipment of the kind manufactured by Stinar.

Basic loss per share for 2002 was a negative ($.18), a decrease of 206% compared with a $.17 per share for 2001. Basic earnings per share since 1993 have returned an average of $ .15 per year over a ten-year period.

Diluted earnings per share for 2002 was a negative ($.18), a decrease of 228% compare to $.14 per share in 2001. Diluted earnings per since 1993 have returned an average of $.11 per year over a ten-year period.


                             Revenue

Revenue for 2002 was $15,208,577, a decrease of $7,040,553 or 32%
versus revenue of $22,249,130 in 2001. The decrease is primarily attributable to Stinar HG, Inc. (Stinar).

Cemetery Operations

In fiscal year 2002, cemetery revenue decreased $196,583 or 7% in comparison to fiscal year 2001. At-need case volume decreased 8% over fiscal year 2001. The decrease is attributed to a decline in mortality rates and increased competition from a cemetery in receivership having extremely low prices. Sales of memorialization decreased $67,049 over fiscal year 2001. The decrease in attributable to increased competition from memorial dealers and funeral homes and lack luster consumer spending post September 11,2001.

Stinar Operations

In fiscal year 2002, revenue decreased $6,843,970, or 35%, comparison to fiscal year 2001. The decrease was primarily due to the downturn in the airline industry caused by the terrorist act of September 11, 2001 and the recession in the world economy.

Stinar sells its products to airports, airlines, and government and military customers in the United States, where non-governmental domestic sales comprise approximately 23%, government and military customers 60%, and international 17% of it's annual revenues.

                       Holding Operations

Other income increased by $5,820 in fiscal year 2002, primarily due to the Company receiving shares in Principal Financial Group.

                 Cost Of Sales And Products Sold

Cemetery Operations

In fiscal year 2002, cost of sales decreased $19,650 or 1.3% over fiscal year 2001. Increases in costs of memorials sold were offset by decreases in number of ground employees and repair and maintenance costs.


Stinar Operations

Cost of goods sold in fiscal year 2002 in relation to sales was $11,947,654 or 95%. The increase of 5% was primarily due to decrease sales prices to compete in the market place, increases in steel prices, and insurance costs increasing by approximately 50%.

Holding Operations

Holding company operating expenses in fiscal year 2002 decreased
$44,738 or 18%, over fiscal year 2001. The decrease is contributed to less officer salary, which has been allocated to the wholly owned operating subsidiaries in which Robert C. Harvey is the President and Chief Executive Officer.


                          Gross Profit

Cemetery Operations

Cemetery operations gross profit increased to 45.3% in fiscal year 2002 or 1.3%, in comparison to fiscal year 2001. The increase is attributable to decrease in number of ground employees and less repairs and maintenance costs.

Stinar Operations

Gross profit decreased 5% in fiscal year 2002 in comparison to fiscal year 2001. The decrease can be contributed to economic downturn in the airline industry and the terrorist act of September 11, 2001, which caused the company to decrease sales prices to be competitive.

                        Selling Expenses

Cemetery Operations

Cemetery selling expenses decreased $16,341 or 7.6%, for the fiscal year 2002, compared to fiscal year 2001. The decrease is attributable to decreased commissions resulting from decreased sales of memorialization products and the elimination of the employees benefit plan in 2002.

Stinar Operations

Stinar selling expenses decreased $71,800 or 17 %, for fiscal year 2002, compared to fiscal year 2001. The decrease is primarily due to less advertising in industry trade periodicals and lower sales commissions paid due to lower sales.

               General and Administrative Expenses

Cemetery Operations

Cemetery general and administrative expenses decreased $97,990, or 13.3%, for the fiscal year 2002, compared to fiscal year 2001.
The decrease is attributable to a decrease in corporate assessments and reduction of temporary labor used to input interment records into the database in fiscal year 2001.

Stinar Operations

Stinar general and administrative expenses decreased $445,212, or 62%, for the fiscal year 2002, compared to fiscal year 2001. The decrease was primarily due to the following: $132,455 reduction of bad debts, $46,846 due to the elimination of employees benefit plan, $9,028 reduction of legal fees, $132,980 of research and development, $10,414 less office supplies, and $50,190 less salaries due to reduction of office staff.

                  Other Non-Operating Expenses

Stinar Operations

Stinar other expenses which consist of interest expense decreased
$196,110, or 31%, for the fiscal year 2002, compared to fiscal year 2001. The decrease is due to having less chassis inventory due to the reduction of sales orders.

Holding Operations

Holding company interest expense in fiscal year 2002 decreased
$7,202, or 4%, in comparison to prior fiscal year 2001. The decrease is due to less debenture debt.

                         Taxes On Income

The effective rate on income was approximately 40.2% in 2002 and 40.9% in 2001.



                       FINANCIAL POSITION

                 Liquidity and Capital Resources


The company relies on cash flow from its two business segments to meet operating needs, debt and funding capital requirements. The cemeteries and Stinar operations have provided sufficient cash during the prior years to support day-to-day operations, current debt service and capital expenditures. The company expects that Cemetery and Stinar operations will provide sufficient cash during the next five years to cover all debt requirements and operational needs, except the balloon payment on the land and building will have to be refinanced.

Stinar has a $2,500,000 line of credit to fund operations and capital expenditures. The line of credit will expire on December
2, 2002 and discussions with the bank indicate that it will likely be renewed to December 3, 2003.

There are no expected changes in the number of full time, part time or seasonal employees by the cemetery operations. Stinar does not anticipate hiring back a significant number of employees due to the economic conditions in the aviation industry.

The ratio of total debt to total stockholders equity was 3.47 to 1 in fiscal year 2002 and the average for the prior nine years was 3.63 to 1.

Management believes that, in addition to current financial resources, adequate capital resources are available to satisfy the Company's growth rate.

                      Capital Expenditures

Capital Expenditures for the Company in fiscal year 2002 amounted to $215,027, compared to $241,442 in 2001. During the past seven years the Company expenditures totaled $2,290,273. The Company's expenditure in fiscal year 2002 for the cemetery operations:
Terrace of External Peace (mausoleum), building and land improvements, shop equipment and backhoe. Stinar's operations capital expenditures were: land and building improvements, shop equipment, software and shop truck.

The Cemetery and Stinar operations have a five-year plan for capital expenditures in 1999 to 2003 period of approximately
$2,600,000 and it appears will only use approximately $2,100,000.

The cemetery capital expenditures for the five year period was budgeted for $1,300,000 and was to be used for cemetery road improvements, increased inventory of niches and crypts in mausoleum and outdoors grounds equipment and computer software and hardware. In fiscal year 2003 there will be approximately $25,000 of expenditures for software and hardware, $150,000 for the final year of a five year plan for paving of roads, $5,000 for office equipment, and $40,000 for grounds equipment for a total of $220,000. The cemetery operations will use approximately $990,000 of the allocated $1,300,000.

Stinar capital expenditures for the five year period was budgeted for $1,300,000 and was to be used for improvements of the manufacturing plant and office, plant and office equipment, and computer software and hardware. In fiscal year 2003 there will be approximately $3,000 of expenditures for software and hardware, $5,000 for building and land improvements, $3,000 for shop equipment, and $10,000 for semi-truck or $42,000. Stinar operations will use approximately $1,110,000 of the allocated $1,300,000.

Net cash from operating activity in fiscal year 2002 resulted in the Company's ability to generate sufficient cash flow to finance its operations, fund capital expenditures, continue to solve its environmental matters and cover all current debt requirements.

                      Environmental Matters

Cemetery Operations

In fiscal year 1995, the Company commissioned an engineering study of the Cemetery operations for the purpose of determining the full extent of possible soil contamination related to suspected leaking underground storage tanks. As a result of this study, five underground fuel tanks were removed and the adjoining soil was removed and disposed by an independent contractor.

During 2002, 2001, 2000 and 1999, the Company did not incur any expenses for environmental remediation and a total of approximately $228,000 has been spend in prior years in remediating conditions at the Cemetery operations. In fiscal year 1997 the Company was notified by the Illinois Environmental Protection Agency ("Illinois EPA") that the environmental work conducted at the Cemetery Operations may not have been in full compliance with its guidelines. The Company responded to the Illinois EPA with a work plan that will require the expenditure of additional costs approximately $28,500 with the possibility of
additional costs.   The Company is awaiting a response on the
work plan from the Illinois EPA. Additional costs beyond the $28,500 accrued at June 30, 2002 may be incurred; however, management cannot reasonably estimate those costs. In addition, the Company may not file for reimbursement from the Leaking Underground Storage Tank Fund until the work plan has Illinois EPA approval. Accordingly, the Company has made no provision for reimbursements. The Company is not aware of any other environmental issues affecting the Cemetery operations.

Stinar Corporation

The assets purchased by Stinar HG, Inc. from Stinar Corporation included a 43,271 square foot manufacturing facility located on approximately 7.875 acres of land ("the facility") located in an industrial park in Eagan, Minnesota, a suburb of St. Paul, Minnesota. Prior to the acquisition of the Stinar facility, Stinar and the Company obtained a Phase I environmental assessment of the Stinar facility. This phase I environmental assessment suggested the need for additional study of the Stinar facility. In addition, the Phase I assessment suggested that certain structural improvements be made to the Stinar facility. Accordingly, two additional Phase II environmental assessments were performed and revealed the presence of certain contaminants in the soil around and under the building located on the Stinar facility.

Subsequent to the completion of the Phase II environmental assessments and completion of the structural improvements to the building, the Company and Stinar requested and obtained a "no association" letter form the Minnesota Pollution Control Agency ("MPCA") stating that, provided certain conditions set forth in the no association letter are met, the Company and Stinar will not be deemed responsible for contamination which occurred at the Stinar facility prior to the purchase of the assets Stinar HG, Inc.. The structural improvements recommended by the Company's environmental consulting firm has been completed and the contaminated soil has been removed and transferred from the property. The MPCA has, as of October 2003, issued the no association letter.

              Common Stock and Stockholder's Equity

Stockholders' equity was $2,040,379 at June 30, 2002, as compared to $2,302,282 at June 30, 2001. The decrease of $261,903 represents the net loss in fiscal year 2002. The book value of each share of common stock at June 30, 2002 was $1.43 compared to $1.61 at June 30, 2001.

                        Return on Equity

In 2002, the return on average stockholders equity was a negative
(12.06%) as compared to an average of 16.07% over nine years.

The Company has traditionally not paid dividends and does not anticipate paying dividends in the foreseeable future.

At June 30, 2002, common stockholders of record numbered 1,603, compared to 1,703 at June 30, 2001.


                       FINANCIAL CONDITION

The following key measurements are indicative of the improvements made in 2002 by the company:


                                                     Stockholders'
          Cash and Cash               Stockholders'    Equity to
           Equivalents    Cash flow       Equity         Total
                                                      Liabilities
  1993          $76,161       $66,654       $382,463   1 to 2.96
  1994         $391,373      $315,212     $1,061,051   1 to 1.21
  1995         $192,691    ($198,682)     $1,052,710   1 to 1.97
  1996         $264,691       $72,000       $789,155   1 to 2.31
  1997         $382,287      $117,596     $1,003,587   1 to 1.67
  1998         $823,458      $441,171     $1,198,513   1 to 6.93
  1999         $950,907      $127,449     $1,771,253   1 to 3.65
  2000         $902,201     ($48,706)     $2,046,103   1 to 6.21
  2001         $864,181     ($38,020)     $2,302,282   1 to 5.77
  2002       $1,500,185      $636,004     $2,040,379   1 to 3.47



                            Inflation

General inflation has not had a significant impact on the Company over the past nine years. The Company continues to maximize cash flow through programs designed for cost containment, productivity improvements, and capital spending. Management does not expect inflation to have a significant impact on the results of operations or financial condition in the foreseeable future.

                             Outlook

The company's prospects for the future remain grim, due to a worldwide general sales decline in aviation ground support equipment, caused by acts of terrorism on the United States (specifically the airline business), and the downturn in the world economy. While future economic events cannot be predicated, the company believes its current operations for the year ending 2003 will be affected by the downturn in the world economy.

                   Forward-Looking Statements

The statements in the Annual Report under the headings Liquidity and Capital Resources, Capital expenditures, and environmental matters are forward-looking statements based on current expectations. These statements are subject to risks and uncertainties, including the economy and acts of future terrorism and other risks and uncertainties discussed above. These factors may cause the Company's actual results to differ materially from historical earnings and from the financial performance of the Company presently anticipated.







                           APPENDIX A
                  AUDITED FINANCIAL STATEMENTS




            OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

                CONSOLIDATED FINANCIAL STATEMENTS

               YEARS ENDED JUNE 30, 2002 AND 2001




                        TABLE OF CONTENTS

Page

Independent Auditors' Report                                 1

Consolidated Financial Statements:

Consolidated Balance Sheets                                  2

Consolidated Statements of Operations                        3

Consolidated Statements of Stockholders' Equity              4

Consolidated Statements of Cash Flows                        5

Notes to Consolidated Financial Statements                   6








To the Board of Directors and Stockholders
Oakridge Holdings, Inc. and Subsidiaries
Apple Valley, Minnesota


INDEPENDENT AUDITORS' REPORT


We have audited the accompanying consolidated balance sheets of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.






Edina, Minnesota
August 23, 2002








            OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS



                                                 June 30,
                                         ----------  ----------
                                               2002        2001
                                         ----------  ----------

ASSETS

Current assets:
Cash and cash equivalents                $1,500,185    $864,181
Receivables:
Trade, less allowance for doubtful        1,409,176   4,228,446
  accounts of $15,000 in 2002 and
  $25,000 in 2001
Trust income                                 19,950      20,075
Other                                        19,702      15,147
Refundable income taxes                     240,173           -
Inventories:
Production                                1,990,310   6,364,848
Cemetery and mausoleum space                614,162     637,205
Markers, urns and flowers                    26,341      22,183
Deferred income taxes                        90,000     104,000
Other current assets                         96,420     140,853
                                         ----------  ----------

Total current assets                      6,006,419  12,396,938
                                         ----------  ----------
Property and equipment                    5,213,837   5,020,338
Less accumulated depreciation            (2,189,319) (1,921,345)
                                         ----------  ----------
                                          3,024,518   3,098,993
                                         ----------  ----------

Other assets:
Land                                         50,000      50,000
Other                                        43,816      47,099
                                         ----------  ----------
                                             93,816      97,099
                                         ----------  ----------
                                         $9,124,753 $15,593,030
                                         ==========  ==========





                                                 June 30,
                                         ----------  ----------
                                               2002        2001
                                         ----------  ----------


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Notes payable - bank                     $1,694,813  $2,880,003
Accounts payable - trade                    205,588   1,325,095
Payable to finance company                  741,315   3,998,024
Deferred revenue                            639,310     598,208
Accrued liabilities                         671,921   1,084,760
Current maturities of long-term debt        364,210     752,417
                                         ----------  ----------

Total current liabilities                 4,317,157  10,638,507
                                         ----------  ----------

Long-term debt, including debentures
 payable to related parties of
 $270,000 in 2002 and 2001                2,767,217   2,652,241
                                         ----------  ----------

Total liabilities                         7,084,374  13,290,748
                                         ----------  ----------

Stockholders' equity:
Preferred stock, $.10 par value,
1,000,000 shares authorized; none
issued                                            -           -
Common stock, $.10 par value, 5,000,000
shares authorized; 1,431,503 shares
issued and outstanding in 2002 and 2001     143,151     143,151
Additional paid-in capital                2,028,975   2,028,975
Accumulated deficit                        (131,747)    130,156
                                         ----------  ----------

Total stockholders' equity                2,040,379   2,302,282
                                         ----------  ----------
                                         $9,124,753 $15,593,030
                                         ==========  ==========





            OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF OPERATIONS


                                           Years Ended June 30,
                                         ----------  ----------
                                               2002        2001
                                         ----------  ----------

Net sales                               $15,208,577 $22,249,130

Cost of good sold                        13,419,920  18,922,741
                                         ----------  ----------

Gross margin                              1,788,657   3,326,389

Selling, general and administrative
 expenses                                 1,646,640   2,041,665
                                         ----------  ----------

Income from operations                      142,017   1,284,724
                                         ----------  ----------

Other income (expense):
Interest expense                           (599,195)   (801,920)
Interest income                              17,070      15,430
Other income (expense), net                   2,205     (90,255)
                                         ----------  ----------

Total other income (expense)               (579,920)   (876,745)
                                         ----------  ----------

Income before income taxes                 (437,903)    407,979
Income taxes                               (176,000)    167,000
                                         ----------  ----------

Net income                                $(261,903)   $240,979
                                         ==========  ==========



Basic net income per share                    $(.18)      $ .17
                                         ==========  ==========

Diluted net income per share                  $(.18)      $ .14
                                         ==========  ==========








                    OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       YEARS ENDED JUNE 30, 2002 AND 2001


                                  Common Stock          Additional
                              ---------------------        Paid-In  Accumulated
                                Shares       Amount        Capital      Deficit
Total


BALANCE, June 30, 2000       1,391,503      139,151      2,017,775     (110,823)
2,046,103

Exercise of stock options       40,000        4,000         11,200            -
15,200

Net income                           -            -              -      240,979
240,979
                             ---------     --------     ----------     --------
----------
BALANCE, June 30, 2001       1,431,503     $143,151     $2,028,975     $130,156
$2,302,282

Net loss                             -            -              -     (261,903)
(261,903)
                             ---------     --------     ----------     --------
----------

BALANCE, June 30, 2002       1,431,503     $143,151     $2,028,975    $(131,747)
$2,040,379
                             =========     ========     ==========     ========
==========







            OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS
        INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS


                                           Years Ended June 30,
                                         ----------  ----------
                                               2002        2001
                                         ----------  ----------
Cash flows from operating activities:

Net income                                $(261,903)   $240,979
Adjustments to reconcile net income to
net cash flows from operating activities:
Depreciation                                289,502     298,096
Deferred income taxes                        14,000      42,000
Land (settlement) write-down                      -      90,000
Receivables                               2,814,840  (1,013,351)
Inventories                               4,393,423      23,219
Other assets                               (192,457)    (74,639)
Accounts payable and payable to
 finance company                         (4,376,216)    164,515
Deferred revenue                             41,102      46,998
Accrued liabilities                        (412,839)      6,322
                                         ----------  ----------

Net cash flows from operating activities  2,309,452    (175,861)
                                         ----------  ----------

Cash flows from investing activities:

Purchases of property and equipment        (215,027)   (241,442)
                                         ----------  ----------

Cash flows from financing activities:

Change in notes payable - bank           (1,185,190)    685,000
Principal payments on long-term debt and   (312,231)   (320,917)
Proceeds from issuance of long-term debt     39,000           -
Proceeds on exercise of stock options             -      15,200
                                         ----------  ----------

Net cash flows from financing activities (1,458,421)    379,283
                                         ----------  ----------

Net change in cash and cash equivalents     636,004     (38,020)

Cash and cash equivalents, beginning of
Year                                        864,181     902,201
                                         ----------  ----------

Cash and cash equivalents, end of year   $1,500,185    $864,181
                                         ==========  ==========



Supplemental Disclosure of Cash Flow Information:

Cash paid during the years for:

Interest                                   $626,167    $818,363

Income taxes                               $145,173    $166,000








1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

The Company is a Minnesota corporation organized on March 6, 1961. The Company operates two cemeteries in Illinois. The cemetery operations routinely grant credit to pre-need customers, substantially all of who are in the Chicago area. On June 29, 1998, the Company acquired the net assets of an aviation ground support equipment business. The business designs, engineers and manufactures aviation ground support equipment serving the United States Armed Services and businesses domestically and internationally.


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly-owned. All material intercompany balances and transactions have been eliminated in consolidation.


ESTIMATES AND ASSUMPTIONS

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.


INVENTORIES

Production inventories are stated at the lower of cost or market.
Cost is determined on the first-in, first-out (FIFO) method.

The cemetery and mausoleum space available for sale is stated at the lower of cost (determined by an allocation of the total purchase and development costs of each of the properties to the number of spaces available) or market.


PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to operations as incurred and significant renewals and betterments are capitalized.


REVENUE RECOGNITION

Cemetery and Mausoleum Space Revenue

Sales of cemetery merchandise and services and at-need cemetery interment rights are recorded as revenue when the merchandise is delivered or service is performed.

Sales of pre-need cemetery interment rights are recognized in accordance with the retail land sales provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" ("FAS No. 66"). Accordingly, provided certain collectibility criteria are met, pre-need cemetery interment right sales are deferred until a specified minimum percentage of the sales price has been collected. A portion of the proceeds from cemetery sales for interment rights is generally required by law to be paid into perpetual or endowment care trusts. Earnings of perpetual or endowment care trusts are recognized in current cemetery revenue and are used to defray the maintenance costs of cemeteries, which are expensed as incurred. The principal of these perpetual or endowment care trusts cannot be withdrawn by the Company, and therefore is not included in the Company's consolidated balance sheets.

Pursuant to various state and provincial laws, a portion of the proceeds from the sale of pre-need merchandise and services may also be required to be paid into trusts, which are included in pre-need cemetery contracts in the Company's consolidated balance sheets. Earnings on merchandise and services trust funds are recognized when the revenue of the associated merchandise or service is recognized.

Selling costs related to the sale of pre-need cemetery contract revenues are expensed in the period incurred.


Aviation Ground Support Equipment

Revenue is recognized when the risks and rewards of ownership transfer to customers, which is generally at the time of shipment. For certain government contracts ownership transfers upon government inspection and approval of the product.


INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred income taxes. Deferred income taxes relate to differences between the financial and tax bases of certain assets and liabilities. The significant temporary differences relate to valuation allowances, inventories and certain accruals. Deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.


ENVIRONMENTAL COSTS

Environmental expenditures that pertain to current operations or relate to future revenue are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that result from the remediation of an existing condition caused by past operations that do not contribute to current or future revenue are expensed. Liabilities are recognized for remedial activities when the clean-up is probable and the cost can be reasonably estimated.


CONCENTRATIONS

Credit Risk

The Company's cash deposits from time to time exceed federally insured limits. The Company has not experienced any losses on its cash deposits in the past.

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. The Company generally does not require collateral for its trade accounts receivable. At June 30, 2002, the United States Air Force accounted for approximately 32% of accounts receivable, and at June 30, 2001, three customers accounted for approximately 68% of accounts receivable.


Customers

A significant portion of the Company's customers are concentrated in the airline industry. A downturn in the airline industry related to the September 11, 2001, acts of terrorism had a negative impact on the Company's 2002 operations.

Net sales to international customers and the United States government were approximately 17% and 60% of net sales in 2002, and approximately 15% and 66% of net sales in 2001, respectively.


BASIC AND DILUTED NET EARNINGS PER SHARE

Basic net earnings (loss) per common share is computed by dividing net earnings (loss) applicable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In 2002, the Company adopted Statement of Financial Accounting
Standard (SFAS) No. 141, SFAS No. 142, SFAS No. 143 and SFAS No.
144. These standards primarily address the accounting for goodwill, business combinations, and the impairment and disposition of long-lived assets. The adoption of these standards did not have a material impact on the Company's financial position or results of operations

In April 2002, SFAS No. 145 was issued which relates to rescissions, amendments and technical corrections of certain prior issued SFAS's, and in June 2002, SFAS No. 146, "Accounting for Costs Associates with Exit or Disposal Activities" was issued.

The Company plans on adopting SFAS No. 145 and No. 146 in fiscal year 2003, with no material impact on the Company's financial position or results of operations.


2. INVENTORIES

Production inventories consisted of the following:

                                               2002        2001
                                         ----------  ----------

Finished goods                             $189,734  $        -
Work-in-progress                            581,968   2,511,850
Raw materials and trucks in stock         1,218,608   3,852,998
                                         ----------  ----------
                                         $1,990,310  $6,364,848
                                         ==========  ==========


Inventories of cemetery and mausoleum space available for sale consisted of the following:

                                               2002        2001
                                         ----------  ----------
Cemetery space                             $472,810    $486,955
Mausoleum space                             141,352     150,250
                                         ----------  ----------
                                           $614,162    $637,205
                                         ==========  ==========


3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                               2002        2001
                                         ----------  ----------

Land                                       $450,000    $450,000
Land improvements                           825,719     797,565
Building and improvements                 1,909,575   1,844,970
Vehicles                                    362,833     343,795
Equipment                                 1,665,710   1,584,008
                                         ----------  ----------

                                         $5,213,837  $5,020,338
                                         ==========  ==========


Depreciation charged to operations was $289,502 in 2002 and $298,096 in 2001.


4. ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

                                               2002        2001
                                         ----------  ----------

Salaries and payroll taxes                 $196,310    $384,817
Perpetual care trust funds                  185,168     194,351
Customer deposits                            20,491      83,605
Marker and inscription costs                 91,370      91,058
Interest                                     62,223      89,195
Income taxes                                      -      95,000
Environmental costs                          28,500      28,500
Other                                        87,859     118,234
                                         ----------  ----------
                                           $671,921  $1,084,760
                                         ==========  ==========


5. NOTES PAYABLE - BANK

The Company had a $400,000 line-of-credit of which $194,997 was unused and available at June 30, 2002. Interest was payable monthly at prime. The note was secured by the assets of a wholly-owned subsidiary and was due November 1, 2002. In August 2002, the line-of-credit was paid off. The payoff was financed with long-term bank debt (see Note 7).

The Company has a $2,500,000 line-of-credit of which $1,510,170 was unused and $66,300 was available at June 30, 2002. Advances on the line-of-credit are based on 80% of eligible accounts receivable, plus 75% of the eligible truck, work-in-process and finished goods inventory, plus 50% of the eligible raw materials inventory. Interest is payable monthly at the greater of 5.75% or the bank's reference rate plus .75%.. The note matures December 2, 2002, and is secured by the assets of the Company's wholly-owned subsidiary, Stinar HG, Inc., and by assignment of a life insurance policy on the CEO.


6. PAYABLE TO FINANCE COMPANY

A finance company finances a subsidiary's inventory chassis purchases, which are used in the production of aviation ground support equipment. At June 30, 2002, $741,315 was outstanding with interest at 5.8%, and at June 30, 2001, $3,998,024 was outstanding. The financing is secured by chassis inventory.


7. LONG-TERM DEBT

Long-term debt consisted of the following:


                                               2002        2001
                                         ----------  ----------

Note payable - bank, payable in
monthly installments of $9,350
including interest at 8.625%,
matured December 2001, secured
by real estate and the assets
of the Company. The note was
refinanced in August 2002 with
a note payable - bank.  The new
note has monthly installments of
$7,397, including interest at
5.75%, maturing June 2007,
secured by the common stock of
Oakridge Cemeteries, a
wholly-owned subsidiary.                   $468,887    $494,586

Note payable - finance company,
payable in monthly installments
of $735, including interest at 3.9%.
The note is secured by equipment
and matures November 2006.                   35,135            -


Note payable - bank, payable in
monthly installments of $8,917
including interest at the bank's
reference rate plus .75%. The
note is secured by all the assets
of Stinar HG, Inc., and matures
November 2004.                              565,869     634,404


Contracts for deed, payable in
monthly installments of $8,264 and
$1,503 including interest at
8.25%, maturing with balloon
payments in June 2005, secured
by certain property.                      1,241,536   1,255,668
                                         ----------  ----------

Long-term debt before debentures          2,311,427   2,384,658


Convertible subordinated debentures -
9% interest, due annually each
December 31, convertible into one
common share at a conversion price
equal to 75% of the mean between
the average closing "bid" and "ask"
price on each of the five trading
days prior to the conversion date,
payable in annual installments of
$200,000 commencing June 2001, 2002
and 2003, with the final $100,000
payment due in June 2004, unsecured,
redeemable by the Company with ten
days written notice.                        300,000     500,000


Convertible subordinated debentures -
9% interest due annually each
December 31, convertible into one
common share for each $2.00 of
principal, maturing in July 2006,
unsecured, of which $270,000 of
the debentures were issued to
officers of the Company.                    520,000     520,000
                                         ----------  ----------

                                          3,131,427   3,404,658

Less current maturities                    (364,210)   (752,417)
                                         ----------  ----------
                                         $2,767,217  $2,652,241
                                         ==========  ==========


Subsequent maturities as of June 30, 2002, are as follows:

Years Ending June 30:
      2003                                 $364,210
      2004                                  273,963
      2005                                1,694,752
      2006                                   83,904
      2007                                  714,598
                                         ----------
                                         $3,131,427
                                         ==========


8. ENVIRONMENTAL COSTS

In 1995, the Company commissioned an engineering study of its property for the purpose of determining the full extent of possible soil contamination. Five underground fuel tanks were found to require removal and the adjoining soil to undergo remediation. Environmental costs expensed to operations were $-0-in 2002 and 2001, and approximately $228,000 in years prior to those presented.

Furthermore, the Company was notified by the Illinois Environmental Protection Agency (IEPA) that the clean-up plan may not be in full compliance with IEPA guidelines. The Company has responded to the IEPA with a work plan that calls for additional costs of approximately $28,500 with the possibility of additional costs. The Company is awaiting a response on the work plan from the IEPA. Additional costs beyond the $28,500 accrued at June 30, 2002, may be incurred; however, management cannot reasonably estimate those costs. In addition, the Company may not file for reimbursement from the Leaking Underground Storage Tank Fund until the work plan has IEPA approval. Accordingly, the Company has made no provision for reimbursements.


9. INCOME TAXES

The provision for income taxes consisted of the following:

                                               2002        2001
                                         ----------  ----------

Current:
 Federal                                  $(192,000)   $112,000
 State                                        2,000      13,000
                                         ----------  ----------
                                           (190,000)    125,000
                                         ----------  ----------
Deferred:
  Federal                                    11,000      36,000
  State                                       3,000       6,000
                                         ----------  ----------
                                             14,000      42,000
                                         ----------  ----------

                                          $(176,000)   $167,000
                                         ==========  ==========


Principal reasons for variations between the statutory federal tax rate and the effective tax rate were as follows:

                                               2002        2001
                                         ----------  ----------

  Statutory U.S. federal tax rate             34.0%       34.0%
  State taxes, net of federal benefit          3.0         3.0
  Other                                        3.2         3.9
                                         ----------  ----------
                                              40.2%       40.9%
                                         ==========  ==========


The net deferred income tax assets in the accompanying consolidated balance sheets included the following components as of June 30, 2002 and 2001:

                                               2002        2001
                                         ----------  ----------

Deferred income tax assets                 $112,000    $129,000
Deferred income tax liabilities             (22,000)    (25,000)
Valuation allowance                               -           -
                                         ----------  ----------
Net deferred income tax assets              $90,000    $104,000
                                         ==========  ==========


10.  OTHER RELATED PARTY TRANSACTIONS

Amounts paid for compliance services to entities related to the chief executive officer were $18,856 in 2002 and $14,128 in 2001.


11.  BENEFIT PLANS

Certain subsidiaries of the Company participate in a multi-employer union administered defined benefit pension plan that covers the cemetery employees. Pension expense under this plan was $23,843 in 2002 and $29,166 in 2001.

The Company has a 401(k) profit sharing plan that covers all eligible non-union employees. Participants can elect to contribute pre-tax compensation, and the Company can make discretionary matching contributions. Expense for the 401(k) Plan was $18,634 in 2002 and $68,538 in 2001.


12.  STOCK OPTIONS

On September 1, 1998, the Board of Directors approved a Stock Incentive Awards Plan to attract and retain individuals to contribute to the achievement of the Company's economic objectives. Under the Plan, individuals are eligible based on the judgment of a committee of Board members (committee). At the discretion of the committee, eligible recipients may be granted options to purchase shares of the Company's common stock at an exercise price per share equal to the market price at the grant date. The stock options are exercisable at such times and in such installments as determined by the committee, limited to a maximum of ten years from the date of the grant. The Plan has authorized the issuance of 175,000 shares of common stock under the Plan, of which there were grants for 5,500 shares issued in 2002 and 7,000 shares issued in 2001, and 155,500 shares available for future grants at June 30, 2002.

Shares subject to option are summarized as follows:



                                   Employee    Weighted
                                   Stock       Average
                                   Options     Exercise
                                               Price

                                   -------     --------

BALANCE, June 30, 2000             47,000       $ .63

  Options granted                   7,000       $1.25

  Options exercised               (40,000)      $ .38
                                   ------       -----

BALANCE, June 30, 2001             14,000       $1.67

  Options granted                   5,500       $1.02
                                   ------       -----
BALANCE, June 30, 2002             19,500       $1.48
                                   ======       =====


Options exercisable at:

  June 30, 2001                    14,000       $1.67
  June 30, 2002                    19,500       $1.48




Information regarding options outstanding at June 30, 2002, is as follows:


Type of Option    Number of   Exercise    Weighted   Weighted
                  Options     Price       Average    Average
                              Range       Exercise   Remaining
                                          Price      Contractual
Life
--------------    ---------   --------    --------   -----------

Employee Stock       19,500     $.91 -      $1.48    6.6 Years
Options                         $2.30



The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its options. Had compensation cost been recognized based on the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income would have been as follows:

                                               2002        2001
                                         ----------  ----------
Net Income

As reported                               $(261,903)   $240,979
Pro forma                                 $(263,003)   $237,379


The weighted average fair value of options granted was $.35 in 2002 and $.77 in 2001. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions used for grants issued in 2002 and 2001 were as follows:
                                               2002        2001
                                         ----------  ----------

Risk free interest rate                       4.39%       5.25%
Expected life of options                  4.3 Years     5 Years
Expected volatility                           37.2%      69.01%
Expected dividend yield                           -           -


13. TRUST FUNDS

Two of the Company's wholly-owned subsidiaries are beneficiaries of perpetual care trust funds established under the Cemetery Care Act of the State of Illinois. Earnings on these perpetual care trust funds are to be used for the care, preservation and ornamentation of the Company's cemetery and mausoleum properties. Earnings on these perpetual care trust funds totaled $214,291 in 2002 and $213,471 in 2001. Perpetual care trust fund assets totaled approximately $4,260,700 at June 30, 2002.

The wholly-owned subsidiaries also have a "pre-need" trust account representing revenues received for the purchase of vaults and interment services prior to the death of the decedent. The market value of the pre-need trust as of June 30, 2002 was approximately $877,000.


14.  EARNINGS PER SHARE OF COMMON STOCK DISCLOSURES

The following tables reconcile the income and shares of the basic and diluted earnings per share computations:

                                         2002
2001
                      ------------------------------------    ------------------
------------------
                            Loss       Shares    Per-Share        Income
Shares    Per-Share
                      ----------  -----------  -----------    ----------  ------
-----  -----------
                      (Numerator) Denominator)    (Amount)
(Numerator)(Denominator)    (Amount)
                      ----------  -----------  -----------    ----------  ------
-----  -----------
BASIC EPS:
Income (loss)
 available to common
 shareholders          $(261,903)   1,431,503       $(.18)      $240,979
1,388,291         $.17
                                               ===========
===========

EFFECT OF DILUTIVE
SECURITIES:
Employee Stock Options         -            -                          -
142
Convertible Debentures         -            -                     55,080
776,555
                      ----------  -----------                 ----------  ------
-----

DILUTED EPS:
Income available to
 common shareholders
 plus assumed
 conversions           $(261,903)   1,431,503       $(.18)      $269,059
2,164,988         $.14
                      ==========  ===========  ===========    ==========
===========  ===========



15.  SEGMENT INFORMATION

The Company's operations are classified into two principal industry segments: cemeteries and aviation ground support equipment. The accounting policies of the segments are the same as those described in the summary of significant account policies. The Company evaluates performance based on profit or loss from operations before income taxes. Financial information by industry segment as of and for the years ended June 30, 2002 and 2001, is summarized as follows:

                          Cemeteries     Aviation        Total
                                         Ground
                                         Support
                                         Equipment
                          ----------   -----------  -----------
2002
----
Net sales - external      $2,692,892   $12,515,685  $15,208,577
Depreciation and
  Amortization                14,198       174,222      288,420
Interest expense                 985       442,210      443,195
Segment operating
  profit (loss)               44,089      (627,536)     (83,447)
Segment assets             4,081,186     5,796,488    9,877,674
Expenditures for segment
  fixed assets                41,495        73,532      215,027
Income tax expense (benefit) 104,000      (235,000)    (131,000)


2001
----
Net sales - external      $2,889,475   $19,359,655  $22,249,130
Depreciation and
  Amortization               112,368       184,022      296,390
Interest expense                 398       638,320      638,718
Segment operating profit     700,981       209,630      910,611
Segment assets             3,845,010    12,492,417   16,337,427
Expenditures for segment
  fixed assets               146,632        93,959      240,591
Income tax expense           189,000        88,000      277,000




Reconciliation of segment profit to consolidated income before income taxes is as follows:

                                               2002        2001
                                         ----------  ----------
Total profit (loss) for
  Reportable segments                      $(83,447)   $910,611
Unallocated amounts:
Interest expense                           (156,000)   (163,202)
Other corporate expenses                   (204,603)   (249,341)
Other corporate income                        6,147     (90,089)
                                         ----------  ----------
Income before income taxes                $(437,903)   $407,979
                                         ==========  ==========


Reconciliation of segment assets to consolidated assets is as follows:

                                               2002        2001
                                         ----------  ----------
Total segment assets                     $9,877,674 $16,337,427
Other assets                                368,120      79,024
Elimination of receivable from
  holding company                        (1,121,041)   (823,421)
                                         ----------  ----------
Total assets                             $9,124,753 $15,593,030
                                         ==========  ==========

Segment profit represents segment revenues less directly related operating expenditures of the Company's segments. Management believes this is the most meaningful measurement of each segment's results as it excludes consideration of corporate expenses which are common to both business segments.

Other corporate expenses consist principally of senior management's compensation, and general and administrative expenses. These costs generally would not be subject to significant reduction upon the discontinuance or disposal of one of the segments.


16.  FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at June 30, 2002, and the methods and assumptions used to estimate such fair values, were as follows:

Cash and cash equivalents - the fair value approximates the carrying amount because of the short maturity of those financial instruments.

Long-term debt and other notes payable - the fair value approximates the carrying amount, as the interest rates on the debt approximate current interest rates.


17.  RESEARCH AND DEVELOPMENT

Research and development expenses charged to operations were $7,020 in 2002 and $140,000 in 2001.


18.  OTHER INCOME (EXPENSE)

In 2000, the Company received land as settlement with a former officer. The land had an appraised value of $140,000, which resulted in a 2000 gain of $103,000. In 2001, the Company determined the value of land, based on comparable 2001 sales was $50,000 and recorded a land write-down of $90,000.



                                APPENDIX B
                           INVESTOR INFORMATION


INVESTOR INFORMATION

Officers and Directors

Robert C. Harvey
Chairman of the Board
Chief Executive Officer

Robert B. Gregor
Secretary and Director

Hugh McDaniel
Director


Independent Auditors

Stirtz Bernards Boyden Surdel & Larter, P.A.
Minneapolis, Minnesota


Legal Counsel

Faegre & Benson, LLP
Minneapolis, Minnesota


Transfer Agent and Register

Correspondence and questions regarding stock holdings, transfers, replacement certificates, consolidations and changes of address should be directed to the transfer agent in one of the ways indicated below:

                             Mailing Address:

                         Mellon Investor Services
                               P.O. Box 3315
                         So. Hackensack, NJ 07606


                             Telephone Number:

                              1-800-851-9677


                                  E-Mail:

                     shrrelations@mellon-investor.com


                                 Website:

Detailed instructions for transfer and registration of stock certificates are on the transfer agent website at:

                          www.mellon-investor.com


We encourage shareholders to use the transfer agent services directly as only they have the capability to handle stock transactions on behalf of the Company. The Company's corporate office is unable to do so.


Common Stock

Ticker Symbol: OKRG

Common stock of Oakridge Holdings, Inc. is listed and traded on the over-the-counter market, primarily through listings in the National Quotation Bureau "pink sheets". Quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not reflect actual transactions.

As of June 30, 2002 there were approximately 1,602 shareholders of record of the Company's common stock.


Stock Prices


Years Ended June 30,     2002          2001
                     High     Low  High    Low
First quarter        1.74     .75  1.88   1.25
Second quarter        .80     .75  2.03   1.13
Third quarter         .85     .81  1.13    .69
Fourth quarter       1.01     .71  1.66    .75



Dividend Policy

The Company has never paid dividends on its common stock and does not anticipate a change in this policy in the foreseeable future.


Form 10-K

Copies of Oakridge Holdings, Inc. annual report to the Securities and Exchange Commission on Form 10-K may be obtained by contacting:

   Robert C. Harvey
   4810 120th Street West
   St. Paul, Minnesota 55124-8628
   (952) 994-7651 Phone
   (651) 454-5143 Fax


Financial Information

Security analysts, investment managers and shareholders seeking additional information about the Company should direct inquiries to the corporate office.


Annual Meeting of Shareholders

All shareholders and other interested parties are invited to attend the Company's annual meeting. It is scheduled for December 20, 2002 at 11:00 a.m. at Faegre & Benson, LLP, 2200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota.